IR BIOSCIENCES HOLDINGS, INC.
4021 North 75th Street
Suite 201
Scottsdale, Arizona 85251

June 19, 2007

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549
Attn: Goldie Walker

Re: IR BioSciences Holdings, Inc.
Registration Withdrawal Request on Form RW
File No: 333-143756
Form RW WD Withdrawal of Withdrawal Request

Dear Ms. Walker:

Pursuant to the request made by your office, please accept this as the above registrant's request to withdraw the above Registration Withdrawal Request filed on June 18, 2007.  The purpose of withdrawal is that the above Registration Withdrawal Request referenced an incorrect filing number.

Sincerely,

IR BioSciences Holdings, Inc.

/s/ Michael K. Wilhelm
Name: Michael K. Wilhelm
Title: Chief Executive Officer